                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                             ----------------------

                                  SCHEDULE TO/A

                                 (RULE 14D-100)
                TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR

                 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

                                  DELIA*S CORP.

                       (Name of Subject Company (Issuer)

                            DODGER ACQUISITION CORP.,

                     an indirect wholly owned subsidiary of

                                   ALLOY, INC.

                       (Name of Filing Person (Offerors)

                 CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE

                         (Title of Class of Securities)

                                    24688Q101

                      (CUSIP Number of Class of Securities)

                               -------------------

                               MATTHEW C. DIAMOND
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                        151 WEST 26TH STREET, 11TH FLOOR
                            NEW YORK, NEW YORK 10001
                                 (212) 244-4307

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                             -------------------


                                    COPY TO:

        SAMUEL A. GRADESS                         RICHARD M. GRAF, ESQ.
     CHIEF FINANCIAL OFFICER                   KATTEN MUCHIN ZAVIS ROSENMAN
151 WEST 26TH STREET, 11TH FLOOR             1025 THOMAS JEFFERSON STREET, NW
    NEW YORK, NEW YORK 10001                       WASHINGTON, DC 20007
         (212) 244-4307                               (202) 625-3500

                            CALCULATION OF FILING FEE

     TRANSACTION VALUATION(1)                       AMOUNT OF FILING FEE(2)
          $50,099,753                                      $4,054

(1) Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of a total of (i) 53,438,809 shares of the outstanding Class A common stock, par value $0.01 per share, of the Issuer (the "Issuer Company Stock") and (ii) 547,994 shares of Issuer Company Stock issuable upon the net exercise of vested outstanding warrants and options having an exercise price less than or equal to the offer price of $0.928 per share.

(2) The amount of the filing fee, calculated in accordance with Rule 0-11(a)(2) and Section 14(g)(3) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 11 issued by the Securities and Exchange Commission on February 21, 2003, equals 0.00008090 multiplied by the transaction value.

|X| Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                           -------------------------


Amount Previously Paid: $4,054                                Form or Registration No.: SC TO-T
Filing Party: Dodger Acquisition Corp. and Alloy, Inc.        Date Filed: August 6, 2003

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

|X| third-party tender offer subject to Rule 14d-1.

|_| issuer tender offer subject to Rule 13e-4.

|_| going-private transaction subject to Rule 13e-3.

|_| amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

ITEMS 1-11.

          This Amendment No. 1 (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed initially with the Securities and Exchange Commission on August 6, 2003, by Dodger Acquisition Corp., a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of Alloy, Inc., a Delaware corporation ("Alloy"), and by Alloy. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of Class A common stock, par value $0.01 per share (the "Shares"), of dELiA*s Corp., a Delaware corporation ("dELiA*s"), at a purchase price of $0.928 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 6, 2003 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which were filed with the Schedule TO as Exhibits (a)(1)(1) and (a)(1)(2) thereto, respectively.


         1. The Offer to Purchase is hereby amended by restating the fourth and fifth sentences of the second paragraph of the subsection entitled "If I decide not to tender, how will the offer affect my shares?" set forth in the Summary Term Sheet, which appears on page 5 of the Offer to Purchase, as follows:

"dELiA*s had scheduled a meeting of its stockholders for September 9, 2003 to vote on proposals to effect either a 1-for-2, 1-for-3, 1-for-4 or 1-for-5 reverse stock split, as its board may elect, in an effort to raise the bid price for its stock to a level sufficient to meet the $1.00 minimum bid price listing requirement for continued listing on the Nasdaq National Market. After consultation with Nasdaq, dELiA*s has determined to postpone this meeting pending the completion of the offer and subsequent merger of Purchaser with dELiA*s."

         2. The Offer to Purchase is hereby amended by restating the second paragraph of Section 1 Terms of the Offer, which appears on page 10 of the Offer to Purchase, as follows

         "Subject to the applicable rules and regulations of the SEC, Purchaser expressly reserves the right, in its sole discretion (but subject to the terms and conditions of the Acquisition Agreement), (1) at any time, to extend for any reason the period of time during which the Offer is open, (2) at any time, to terminate the Offer and not accept for payment, or to delay the acceptance for payment of, and any payment for, any tendered Shares, as a result of any of the conditions referred to in Section 14 "Conditions of the Offer" having not been satisfied or upon the occurrence of any of the events specified in Section 15 "Certain Legal Matters and Regulatory Approvals" and (3) prior to the expiration of the Offer, to waive any condition of the Offer (other than those relating to necessary governmental approvals); in each case by giving oral or written notice of such delay or waiver to the Depositary and making a public announcement thereof. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the right of a tendering Stockholder to withdraw his Shares. Other than in anticipation of receiving necessary governmental approvals, Purchaser may not delay the acceptance for payment of, and any payment for, any tendered Shares without extending the period of time during which the Offer is open."

         3. The Offer to Purchase is hereby amended by restating the seventh paragraph of Section 1 Terms of the Offer, which appears on page 11 of the Offer to Purchase, as follows:

         "If Purchaser makes a material change in the terms of the Offer (including a waiver of a material condition of the Offer) or the information concerning the Offer, Purchaser will disseminate additional tender offer materials and will extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act."

         4. The Offer to Purchase is hereby amended by adding the following sentence as the penultimate sentence of the first paragraph of Section 2 Acceptance for Payment and Payment for Shares, which appears on page 11 of the Offer to Purchase:

         "Other than in anticipation of receiving necessary governmental approvals, Purchaser may not delay the acceptance for payment of, and any payment for, any tendered Shares without extending the period of time during which the Offer is open."

         5. The Offer to Purchase is hereby amended by restating the fourth paragraph of Section 2 Acceptance for Payment and Payment for Shares, which appears on page 12 of the Offer to Purchase, as follows:

         "If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer or if Certificates are submitted evidencing more Shares than are tendered or accepted for payment, Certificates for such unpurchased Shares will be returned, without expense to the tendering Stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary's account at a Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3 "Procedure for Tendering Shares," such Shares will be credited to an account maintained with such Book-Entry Transfer Facility), promptly following expiration or termination of the Offer."

         6. The Offer to Purchase is hereby amended by restating the first paragraph of Section 8 Certain Information Concerning dELiA*s, which appears on page 18 of the Offer to Purchase, as follows:

         "Except as otherwise stated in this Offer to Purchase, the information concerning dELiA*s contained herein has been taken from or is based upon reports and other documents on file with the SEC, was otherwise publicly available or was provided by dELiA*s. Although neither Alloy nor Purchaser have any knowledge that would indicate that any statements contained herein based upon dELiA*s' reports and other documents are untrue, neither Alloy nor Purchaser takes any responsibility for the accuracy or completeness of the information contained in such reports and other documents or for any failure by dELiA*s to disclose events that may have occurred and may affect the significance or accuracy of any such information but that are unknown to Alloy or Purchaser. Nevertheless, Alloy and Purchaser are responsible for the accuracy and completeness of the information contained in this Offer to Purchaser and the related tender offer materials."

         7. The Offer to Purchase is hereby amended by making the following revisions to the subsection entitled "Background of the Offer; Contacts with dELiA*s" set forth in Section 11 Background of the Offer; Contacts with dELiA*s; the Acquisition Agreement; the Tender and Stockholder Support Agreement, which appears on pages 20-23 of the Offer to Purchase:

         o        deleting  the  first   paragraph  of  the  subsection  in  its
                  entirety.
         o restating the third sentence of the fifth paragraph of the subsection on page 20 of the Offer to Purchase in its entirety as follows:

"dELiA*s signed confidentiality agreements with 16 of such parties, providing them with access to the Confidential Memorandum and additional information about dELiA*s, as well as the ability to meet with management."

         o restating the first sentence of the sixth paragraph of the subsection on page 20 of the Offer to Purchase in its entirety as follows:

"In November 2002, a cash concentration trigger event occurred under the terms of the Credit Facility when dELiA*s' cash on hand plus its excess availability under such Credit Facility fell below $5 million."

         o restating the second sentence of the seventh paragraph of the subsection on page 20 of the Offer to Purchase in its entirety as follows:

"Peter Solomon reviewed in detail the process that resulted in the expression of interest from Alloy to acquire dELiA*s' direct marketing business (and expressions of interest from others)."

         o restating the first sentence of the eighth paragraph of the subsection on page 21 of the Offer to Purchase in its entirety as follows:

"In accordance with the instructions of Peter Solomon, in December 2002, four parties, including Alloy, submitted non-binding expressions of interest in potential financing and strategic transactions with dELiA*s, but no party, including Alloy, submitted an expression of interest in acquiring the entire company."

         o restating the last sentence of the tenth paragraph of the subsection on page 21 of the Offer to Purchase in its entirety as follows:

"dELiA*s delayed the filing of its Annual Report on Form 10-K to the latest possible time in order to resolve the situation and thereby avoided having to qualify its financial statements therein with respect to its ability to continue as a going concern."

         o restating the twelfth paragraph of the subsection on page 21 of the Offer to Purchase in its entirety as follows:

         "On May 12, 2003, with no other alternatives available, certain of dELiA*s' officers and directors (including Messrs. Stephen I. Kahn, its Chairman and CEO, Christopher C. Edgar, its Vice Chairman and Executive Vice President, and Evan Guillemin, its Chief Operating Officer and Chief Financial Officer, and Ms. Geraldine Karetsky, a director) invested an aggregate of $2.7 million to acquire 7,297,298 shares of Common Stock, at a price of $0.37 per share, constituting a $0.01 premium over the closing price on the day prior to the transaction (the "Equity Investment")."

         o deleting the last sentence of the eighteenth paragraph of the subsection on page 22 of the Offer to Purchase in its entirety.

         o restating the twentieth paragraph of the subsection on page 22 of the Offer to Purchase in its entirety as follows:

         "On June 6, 2003, Lehman and Peter Solomon met again to continue discussions regarding the status of dELiA*s' business, the status of Alloy's business, and the potential benefits of bringing the merchandising businesses together under various transaction structures, including a combination of the two companies' merchandising businesses into a new company, a stock for stock merger between Alloy and dELiA*s, a part stock, part note, part cash acquisition or an all cash acquisition. From June 6, 2003 through June 20, 2003, Lehman and Peter Solomon continued to discuss the foregoing alternatives relating to a proposed business combination."

         o restating the second sentence of the thirtieth paragraph of the subsection on page 23 of the Offer to Purchase in its entirety as follows:

"Mr. Diamond outlined a number of alternative transaction structures, including a merger of Alloy's merchandise business into dELiA*s, a purchase of the assets of dELiA*s direct marketing business and a prepackaged bankruptcy of dELiA*s, but indicated that he did not have Alloy board approval to offer them."

         8. The Offer to Purchase is hereby amended by restating the first paragraph of Section 14 Conditions of the Offer, which appears on page 41 of the Offer to Purchase, as follows:

         "Notwithstanding any other provisions of the Offer, the Purchaser will not be required to accept for payment or pay for, or may delay the acceptance for payment of or payment for, tendered Shares, or may terminate or amend the Offer if fewer than a majority of the Shares are validly tendered and not withdrawn prior to the Expiration Date or if on or after the commencement date of the Offer, and prior to the expiration of the Offer, any of the following events shall occur:"

         9. The Offer to Purchase is hereby amended by restating the last paragraph of Section 14 Conditions of the Offer, which appears on page 42 of the Offer to Purchase, as follows:

         "The foregoing conditions are for the sole benefit of the Purchaser and may be asserted by the Purchaser prior to the expiration of the Offer regardless of the circumstances giving rise to such condition or may be waived by the Purchaser in whole or in part at any time and from time to time prior to the expiration of the Offer in its sole discretion. Any determination by the Purchaser concerning any event described above shall be final and binding upon all parties. Other than in anticipation of receiving necessary governmental approvals, Purchaser may not delay the acceptance for payment of, and any payment for, any tendered Shares without extending the period of time during which the Offer is open."

         10. The Offer to Purchase is hereby amended by restating the first sentence of the subsection entitled "General" set forth in Section 15 Certain Legal Matters and Regulatory Approvals, which appears on page 42 of the Offer to Purchase, as follows:

"Except as described in this Section 15, none of dELiA*s, Purchaser or Alloy is aware of (i) any license or regulatory permit that appears to be material to the business of dELiA*s and its subsidiaries, taken as a whole, that might be adversely affected by the acquisition of Shares by Alloy or Purchaser pursuant to the Offer, the Merger or otherwise, or (ii) except as set forth herein, any approval or other action by any governmental, administrative or regulatory agency or authority, domestic or foreign, that would be required prior to the acquisition of Shares by Purchaser pursuant to the Offer, the Merger or otherwise."

         11. The Letter of Transmittal is hereby amended by restating Instruction (9), which appears on page 11 of the Letter of Transmittal, as follows:

"(9) Waiver of Conditions. Subject to the Acquisition Agreement, Purchaser reserves the absolute right in its sole discretion to waive, at any time or from time to time prior to the expiration of the Offer, any of the specified conditions of the Offer, in whole or in part, in the case of all (but not less than all) Shares tendered."

ITEM 12. EXHIBITS Item 12 of Schedule TO is hereby amended as follows:

           EXHIBIT
           NUMBER                                             DESCRIPTION

----------------------------  ----------------------------------------------------------------------------
         (a)(1)(1)            Offer to Purchase, dated August 6, 2003. *
         (a)(1)(2)            Form of Letter of Transmittal.*
         (a)(1)(3)            Form of Notice of Guaranteed Delivery. *
         (a)(1)(4)            Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
                              Other Nominees. *
         (a)(1)(5)            Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks,
                              Trust Companies and Other Nominees. *
         (a)(1)(6)            Guidelines for Certification of Taxpayer Identification Number on
                              Substitute Form W-9. *
         (a)(1)(7)            Form W-8BEN and Instructions for same. *
         (a)(1)(8)            Form of Summary Advertisement, dated August 6, 2003. *
         (a)(1)(9)            Form of Letter to Holders of Certificates Issued by dELiA*s Inc. *
         (a)(5)(1)            Text of press release issued by Alloy on July 31, 2003.*
         (a)(5)(2)            Text of press release issued by dELiA*s on July 31, 2003.*
         (a)(5)(3)            Transcript of conference call hosted by Alloy, Inc. on July 31, 2003.*
         (b)                  Not applicable.
         (d)(1)               Acquisition Agreement, dated as of July 30, 2003, by and among dELiA*s,
                              Alloy and Purchaser. *
         (d)(2)               Tender and Stockholder Support Agreement, dated as of July 30, 2003, by and among Alloy, Purchaser, Stephen I. Kahn and Geraldine Karetsky. *
         (d)(3)               Form of Consulting Agreement between the Surviving Corporation and Stephen
                              I. Kahn. *
         (d)(4)               Form of Termination Agreement between the Surviving Corporation and specified senior executive officers of dELiA*s. *
         (d)(5)               Form of Employment Agreement between the Surviving Corporation and
                              Christopher C. Edgar. *
         (d)(6)               Form of Employment Agreement between the Surviving Corporation and Evan
                              Guillemin. *
         (d)(7)               Form of Confidentiality and Non-Competition Agreement between the Surviving
                              Corporation and specified senior executive officers of dELiA*s. *
         (d)(8)               Form of Mutual General Release between the Surviving Corporation and specified senior executive officers of dELiA*s. *
         (g)                  Not applicable.
         (h)                  Not applicable.


------------------------
*      Previously filed.


ITEM  13. INFORMATION REQUIRED BY SCHEDULE 13E-3

       Not applicable.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 DODGER ACQUISITION CORP.

                                 By /s/ SAMUEL A. GRADESS
                                 -----------------------------------
                                 Name: Samuel A. Gradess
                                 Title: Treasurer

                                 ALLOY, INC.

                                 By /s/ SAMUEL A. GRADESS
                                 -----------------------------------
                                 Name: Samuel A. Gradess
                                 Title: Chief Financial Officer/Secretary

Dated: August 21, 2003

                                  EXHIBIT INDEX

           EXHIBIT
           NUMBER                                             DESCRIPTION

---------------------------   -------------------------------------------------------------------------------
         (a)(1)(1)            Offer to Purchase, dated August 6, 2003. *
         (a)(1)(2)            Form of Letter of Transmittal.*
         (a)(1)(3)            Form of Notice of Guaranteed Delivery. *
         (a)(1)(4)            Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
                              Other Nominees. *
         (a)(1)(5)            Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks,
                              Trust Companies and Other Nominees. *
         (a)(1)(6)            Guidelines for Certification of Taxpayer Identification Number on
                              Substitute Form W-9. *
         (a)(1)(7)            Form W-8BEN and Instructions for same. *
         (a)(1)(8)            Form of Summary Advertisement, dated August 6, 2003. *
         (a)(1)(9)            Form of Letter to Holders of Certificates Issued by dELiA*s Inc. *
         (a)(5)(1)            Text of press release issued by Alloy on July 31, 2003.*
         (a)(5)(2)            Text of press release issued by dELiA*s on July 31, 2003.*
         (a)(5)(3)            Transcript of conference call hosted by Alloy, Inc. on July 31, 2003.*
         (b)                  Not applicable.
         (d)(1)               Acquisition Agreement, dated as of July 30, 2003, by and among dELiA*s,
                              Alloy and Purchaser. *
         (d)(2)               Tender and Stockholder Support Agreement, dated as of July 30, 2003, by and among Alloy, Purchaser, Stephen I. Kahn and Geraldine Karetsky. *
         (d)(3)               Form of Consulting Agreement between the Surviving Corporation and Stephen
                              I. Kahn. *
         (d)(4)               Form of Termination Agreement between the Surviving Corporation and specified senior executive officers of dELiA*s. *
         (d)(5)               Form of Employment Agreement between the Surviving Corporation and
                              Christopher C. Edgar. *
         (d)(6)               Form of Employment Agreement between the Surviving Corporation and Evan
                              Guillemin. *
         (d)(7)               Form of Confidentiality and Non-Competition Agreement between the Surviving
                              Corporation and specified senior executive officers of dELiA*s. *
         (d)(8)               Form of Mutual General Release between the Surviving Corporation and specified senior executive officers of dELiA*s. *
         (g)                  Not applicable.
         (h)                  Not applicable.


------------------
*      Previously filed.

                          Katten Muchin Zavis Rosenman
                        1025 Thomas Jefferson Street, NW
                             East Lobby - 7th Floor
                              Washington, DC 20007





                                                                RICHARD M. GRAF
                                                          richard.graf@kmzr.com
                                          202 625 3537 direct  202 298 7570 fax


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